

May 12, 2011

Mr. John Reyes
Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, California 91201-2349

     Re: Public Storage
             Form 10-K for the year ended 12/31/2010
             Filed on 3/1/2011
             File No. 001-33519

Dear Mr. John Reyes:

     We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 2. Properties, page 20

1.   In future periodic reports, to the extent your aggregate acquisitions for the reporting period are material, please disclose the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

Item 7. Management's Discussion and Analysis …, page 28

2.   Please advise us whether management considers funds from operations ("FFO") to be a key performance indicator. We may have further comments.

Same Store Facilities, page 34

3.   We note footnote (d) to the table on page 34. In future periodic filings, please revise footnote (d) to disclose the "other items" that reduce rental income and clarify how the realized annual rent per occupied square foot accounts for concessions, abatements and reimbursements. Please make similar revisions to your other tables as appropriate. To the extent that your disclosure regarding realized annual rent per occupied square foot does not fully account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

Other Facilities, page 40

4.   We note your disclosure on page 40 that "Other Facilities" include facilities that were either recently acquired, recently developed, or were recently expanded by adding additional storage units. In future periodic reports, please revise to specifically explain what you mean by "Expansion facilities" referenced in the table on page 41.

Note 13 – Commitments and Contingencies

Legal Matters, page F-34

5.   We note that you have concluded that it is unlikely that the outcome of pending legal proceedings will have a material adverse impact on your financial position or results of operations.   The language you use to describe loss contingencies is not contemplated by Topic 450 of the Financial Accounting Standards Codification. Please revise your disclosure to clarify whether you believe it is probable, reasonably possible or remote that losses could be material.   In your response, please provide us the disclosure you will include in future filings to address this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551 - 3585 or Jennifer Gowetski at (202) 551 – 3401 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief